Exhibit 99.1

Vyrian Inc –

Business Plan

Your World. Integrated.

JANUARY 22, 2012

10101 Southwest Freeway, Suite 400 Houston, Texas 77074

USA Division 10101 Southwest Freeway Suite 400 Houston, TX 77074
Your World. Integrated.

Table of Contents

Executive Summary	3

Company Summary	4

Management Summary	6

Business Division Summary	12

Electronics Components Distribution	13

ECD Products and Services	13

ECD Sales Strategy	14

ECD Long-Term Plan	14

ECD Revenue Strategy	16

Enterprise Software Solutions	18

ESS Products and Services	18

ESS Sales Strategy	19

ESS Long-Term Plan	19

Risk Factors	28

MARKETING PLAN (ESS)	21

I. MARKET ANALYSIS	21

II. PRODUCT OR SERVICE ANALYSIS	22

III. MARKETING STRATEGIES - MARKET MIX	24

elnterview Revenue Strategy	26

Planned Capitalization, Desired Funding & Use of Proceeds	27

USA Division 10101 Southwest Freeway Suite 400 Houston, TX 77074
Your World. Integrated.

Executive Summary

Objectives
●	Gain 5 percent market share in the electronics components distribution (ECD) business segment and enterprise software solutions (ESS) segment by year two of operation.

●
Grow ECD commercial client base from an existing ten corporate accounts to fifty commercial accounts (Original Equipment Manufacturers [OEMs] and Contract Manufacturers [CMs]) with each account providing minimum monthly revenue of $15,000 within the next twenty-four months.

●	Achieve annual turnover of $10 million in the ECD business segment with a gross profit margin of 80 percent or higher by the second year of business.

●	Leverage strategic acquisitions and mergers in the ECD business segment to increase revenues by 25% annually after the second year of business.

●	Launch flagship ESS product within six months of acquiring public funding.

●	Grow ESS client base (commercial and consumer) to over 1,000 users with each account providing a minimum monthly revenue of $850 within the next twenty-four months.

●	Achieve annual turnover of $10.2 million in the ESS business segment with a gross profit margin of 100 percent or higher by the second year of business.

USA Division 10101 Southwest Freeway Suite 400 Houston, TX 77074
Your World. Integrated.

Company Summary

USA Division 10101 Southwest Freeway Suite 400 Houston, TX 77074
Your World. Integrated.

Vyrian, Inc. is a United States government contractor headquartered in Houston, Texas and global provider of electronics components and software solutions to the industrial and commercial markets. Vyrian Inc. boasts an international market presence with satellite sales offices in Atlanta, Georgia, Dallas, Texas, San Jose, California, Toronto, Canada, Kuala Lumpur, Malaysia, Cavite, Philippines, and Colombo, Sri Lanka. Vyrian led by an industry-renown management team with substantial technical and marketing expertise. The founders have over three decades of engineering and marketing experience and have developed key industry contacts that can be leveraged to propel the company forward.

Vyrian has two business segments: electronics components distribution (ECD) and enterprise software solutions (ESS).

ECD: As an ECD supply chain partner, Vyrian offers a number of products and services including: components planning, electronics design services, printed circuit board (PCB) distribution, programming and assembly services. The company distributes electronics components to its commercial customers (OEMs and CMs) through its ECD business division. The ECD division is currently experiencing high growth and has kept pace with the company’s strategic growth projections.

ESS: Its ESS division is currently developing software tools, including the company’s novel, flagship eInterview software product to diversify into the cloud-based solutions marketplace. The launch of this unique product will establish the company as a key software innovator and allow it to gain a significant market presence in the fast-growing, talent acquisition industry. The launch of this software tool will position the ESS division to augment the ECD division’s growth and further diversity the company’s growth portfolio.

Mission
Vyrian’s mission is to provide shareholder-value maximization through proven revenue-generating models and sustained, long term growth. The company intends to increase shareholder value by:

1.	Increasing diversification of its Electronics Components Distribution network and establishing a strong marketing and sales presence in key emerging markets (Asia, South America, and Europe)

2.	Developing a suite of revenue-generating software tools through its Enterprise Software Solutions division for small, medium and large businesses that:

a. are economically viable and easy to use,
b. will significantly improve clients’ customer engagement metrics and,
c. will streamline their intra- and inter-organizational workflow.

USA Division 10101 Southwest Freeway Suite 400 Houston, TX 77074
Your World. Integrated.

Management Summary

USA Division 10101 Southwest Freeway Suite 400 Houston, TX 77074
Your World. Integrated.

Biographical Profile

Chief Executive Officer—Sath Sivasothy

SATH SIVASOTHY is CEO (and co-founder) of Vyrian Incorporated (VYRN), a high-technology corporation and government defense contractor headquartered in Houston, Texas. Vyrian Inc. boasts an international market presence with operating offices in Toronto, Canada and the Philippines.

Sivasothy is responsible for forecasting, developing and delivering on Vyrian’s strategic management objectives to enhance its market share and competitiveness. As Chief Executive, Sivasothy’s primary role is to ensure that the company meets its commitment to excellence in research and development, sales and marketing, and delivery of its products and services to the world market and industry customers. Mr. Sivasothy has held a number of leadership positions throughout his career and brings extensive business and technical expertise from the semiconductor front-end and back-end industries to his current role.

Prior to joining Vyrian, Sivasothy was Vice President of Sales and Marketing at CEIBIS Inc., a pioneer in the burn-in reliability testing industry located in the heart of the Silicon Valley. In this role, Sivasothy was responsible for doubling gross sales of $7million in twenty-four months while maintaining record earnings for the company. Sivasothy has also held high level consultancies with other public and private technology corporations in the U.S. and abroad with primary responsibilities.

Sivasothy currently serves as a member of the board of directors for Techxron Technologies Inc., a U.S. defense contractor.

Mr. Sivasothy earned a Bachelor of Science degree in Electrical Engineering from Iowa State University in 2001. He is married with one son and one daughter.

USA Division 10101 Southwest Freeway Suite 400 Houston, TX 77074
Your World. Integrated.

Biographical Profile

ECD, President—Ryan Arnett

RYAN ARNETT is President (and co-founder) of the ECD business segment of Vyrian Incorporated (VYRN), a high-technology corporation and government defense contractor headquartered in Houston, Texas. Vyrian Inc. boasts an international market presence with operating offices in Toronto, Canada and the Philippines.

Mr. Arnett is responsible for carrying out Vyrian’s strategic management objectives and enhancing its market share and competitiveness in the industry. Key areas of focus for Arnett include accountability for day-to-day operations of Vyrian’s electronic components distribution business segment.

As president at Onyx Realty LLC, Mr. Arnett is experienced in working in a startup environment. Onyx was a startup company that focused on partnering with large multi-national property management companies by structuring marketing and revenue agreements at the corporate level. Seeking diversification, Onyx began investing company resources into the commodities market by distributing electronic components to various manufacturers around the globe. Onyx Technologies rapidly became a critical source for top OEMs and Contract Manufacturers. Due to strategic reasoning Mr. Arnett has partnered with Vyrian Inc. to serve as President of the ECD segment of the business.

USA Division 10101 Southwest Freeway Suite 400 Houston, TX 77074
Your World. Integrated.

Biographical Profile

ESS, President —Bharat Jagani

BHARAT JAGANI is President (and co-founder) of the ESS business segment of Vyrian Incorporated (VYRN), a high-technology corporation and government defense contractor headquartered in Houston, Texas. Vyrian Inc. boasts an international market presence with operating offices in Toronto, Canada and the Philippines.

Jagani is responsible for carrying out Vyrian’s strategic management objectives and enhancing its market share and competitiveness in the industry. Key areas of focus for Jagani include accountability for day-to-day operations of Vyrians’s software development businesses.

Mr. Jagani brings a wealth of technical leadership from the back-end semiconductor industry. In 2005, he became Director of engineering of Pycon Inc. a San Jose, California-based manufacturer of multi-layered printed circuit boards for the semiconductor industry.

Mr. Jagani also remains on the board of directors for Reliability Design Services Inc. (RDS) a high technology design firm for the commercial semiconductor industry.

Mr Jagani earned a Bachelor of Science degree in Electrical Engineering from Mehran University and Master’s degree in Electrical Engineering from San Jose State University. He is married with one son and one daughter.

USA Division 10101 Southwest Freeway Suite 400 Houston, TX 77074
Your World. Integrated.

Biographical Profile

Chief Financial Officer—Tony Sivasothy

TONY SIVASOTHY is Chief Financial Officer of Vyrian Incorporated (VYRN), a high-technology corporation and government defense contractor headquartered in Houston, Texas. Vyrian Inc. boasts an international market presence with operating offices in Toronto, Canada and the Philippines.

Sivasothy is responsible for directing Vyrian’s overall financial strategy and supporting the Operations team in the fulfillment of their duties by ensuring the company’s fiscal soundness. Key areas of focus for Sivasothy include accountability for maintaining the company’s strict profitability standards, securing capital, documenting and filing timely financial records and representing the company’s best financial interests.

Sivasothy brings extensive financial expertise to the CFO position. After earning his bachelor’s degree in economics, he became qualified as a Chartered Accountant in 1970 and worked as senior partner for Price Waterhouse Coopers, England for 20 years. Tony also held the finance director position at Zurich Insurance Company until 1999. Tony is a licensed CPA.

He is married with one son and two daughters.

USA Division 10101 Southwest Freeway Suite 400 Houston, TX 77074
Your World. Integrated.

Biographical Profile

Director—Vinoth Thiru

The youngest member of the Vyrian team, Mr. Thiru has a diverse background and exciting startup carrier. Mr. Thiru held the Junior Marketing Executive position at Toshiba Canada Ltd. since 2006 where he was recruited. With numerous successes, he was able to work with the sales team in doubling profit targets in less than one fiscal year. Sales continued to grow exponentially until Mr. Thiru left in 2010 to pursue other interests.

One of the key aspects of his success is a strong background in quality management. Mr. Thiru has a B.B.A degree in Business Administration with a specialist in Political Science from the University of Toronto in 2011.

USA Division 10101 Southwest Freeway Suite 400 Houston, TX 77074
Your World. Integrated.

Business Division Summary

USA Division 10101 Southwest Freeway Suite 400 Houston, TX 77074
Your World. Integrated.

Vyrian, Inc.’s primary business activities are divided into two distinct business segments: electronics components distribution (ECD) and enterprise software solutions (ESS). As an ECD supply chain partner, Vyrian offers a number of products and services including: components planning, electronics design services, printed circuit board (PCB) distribution, programming and assembly services. Its new ESS division is currently developing software tools, including the company’s novel, flagship eInterview software product, to diversify into the cloud-based solutions marketplace.

Electronics Components Distribution

Vyrian’s Electronics Components Distribution division represents the core business of the company. Primary business activities include coordinating the distribution electronics components, specifically semiconductors, to large OEMs and CMs. Semiconductors are a strategic choice because they yield the greatest return on investment (ROI) for the company. Vyrian’s ECD business also distributes printed circuit boards (PCBs) along with PCB design value-added services. Approximately 90 percent of the company’s revenue within the ECD division consists of high-technology ICs and related parts. Printed circuit board work and value-added design services contribute the remaining 10 percent of revenue to this division.

ECD Products and Services
Vyrian procures and distributes electronics components used in electromechanical manufacturing and provides PCB services that are relevant to a number of industries including homeland security, defense, industrial/commercial and scientific applications. Clients have access to Vyrian’s extensive parts database which is updated daily with products from more than 150 industry-leading manufacturers. Our powerful database searches over 8 million products to locate part numbers that are available for online purchase.

Vyrian’s ECD Product List1:
Semiconductors—Chips that manufacturers install on their PC boards to regulate the devices they build. Our line card includes components from top names such as Texas Instruments, Atmel, Analog Device, Xilinx, Altera, and many more.

Capacitors—Used widely in electronic circuits for blocking direct current while allowing alternating current to pass. Our line card includes components from the following top manufacturers: AVX, Kemet, and a number of other brands.

1 The entire Vyrian, Inc. Line Card is included as an item in the appendix.

USA Division 10101 Southwest Freeway Suite 400 Houston, TX 77074
Your World. Integrated.

Connectors—Electromechanical devices used to join electrical circuits as an interface using a mechanical assembly. Our line card includes components from the following top manufacturers: Tyco Electronics, Bourns, Molex, and other brands.

ECD Sales Strategy
According to BCC Research, a leading market research organization, the market for semiconductor electronics components distribution will grow at a steady compound annual growth rate (CAGR) of 10% over the next 5 years. Vyrian intends to employ a variety of sales strategies to capture its ECD business customers. By leveraging our global relationships we are able to provide our clients with rapid access to the industry’s latest components and give them the critical technological edge needed to reduce their time-to-market. Vyrian plays a key role in the electronics distribution supply chain by solving two key issues plaguing buyers in the electronics industry:

Efficient Parts Procurement
At Vyrian, “out of stock” items are never an issue. With a database and inventory of over 8 million products, Vyrian’s ECD customers are able to find the exact components that they need. More importantly, Vyrian provides all customers with the ability to procure parts economically without the barrier of large minimum orders. These types of orders are especially important for small business customers and day-to-day government procurements.

Quick Turn-Around and Delivery
Vyrian provides ECD customers the ability to procure, even specialized products quickly (typically within 3-7 business days)—much faster than the industry standard of several weeks of more. Printed circuit board orders are routinely custom-ordered and then built to specification. This customization improves performance metrics for customers, but greatly increases standard industry lead times to four to six weeks or more. Government customers suffer the most from time- to-market lag as the additional stringent testing and quality controls that typically accompany government orders increases delivery times by an additional two to four weeks over the standard. By leveraging and sourcing semiconductors through its global network, the company is able to keep its client’s production schedules on course.

ECD Long-Term Plan
As Vyrian’s ECD operations expand, the company will increase the volume of new manufacturers and product numbers added daily to the database from 150 unique

USA Division 10101 Southwest Freeway Suite 400 Houston, TX 77074
Your World. Integrated.

leads to 450 leads. The company will also incorporate the following value-added services to improve user experience with our site:

•	Provide extensive customer access to downloadable data sheets, supplier-specific reference designs, application notes, technical design information and engineering tools.
•	Introduce streamlined, user-friendly features such as automatic re-order and bill of material (BOM) import capabilities.
•
Allow purchases in the following additional currencies: Australian Dollar (AUD), Canadian Dollar (CAD), Swiss Franc (CHF), Euro (EUR), Pound Sterling (GBP), Hong Kong Dollar (HKD), Yen (JPY), Singapore Dollar (SGD) to leverage the truly global nature of this market.

The Market
Vyrian expects tremendous growth from its ECD products and services. The company is partnered with large, online component distribution forums to increase awareness of the Vyrian brand and the over 8 million parts that it brokers to the world business community.

Global shipments of analog and mixed signal ICs, Vyrian’s primary distribution product, were $31.7 billion in 2005. Last year, these analog and mixed signal IC shipments reached $67.6 billion, a CAGR of 12.8 percent over previous years. BCC Research reports that the global market for compound semiconductors is expected to increase from $16.0 billion in 2007 to $33.7 billion by the end of 2012—a compound annual growth rate (CAGR) of 17.3 percent. The market for application- specific integrated circuits (ASICs) will grow from $18.5 billion in 2009 to $22.3 billion in 2014, a CAGR of 3.8 percent.

Figure 1- Semiconductor Market Ten Year Growth Projections 2005-2015

USA Division 10101 Southwest Freeway Suite 400 Houston, TX 77074
Your World. Integrated.

ECD Revenue Strategy

Existing Customer Base and Customer Growth Forecasts

Vyrian’s ECD business division employs a number of revenue-generating strategies for both long and short term growth. The company uses a proprietary, web-based marketing strategy for identifying, researching and building new accounts— and adds, on average, five to eight new customers on a monthly basis. Current projections suggest that over the next three years, nearly 80 percent of the company’s customers will be based in the Americas. Vyrian’s three to five year strategy focuses on solidifying a presence in emerging markets such as India, China, Southeast Asia and South—and the company anticipates achieving this growth through strategic acquisitions and mergers.

Vyrian’s current ECD customer base is well diversified. The division’s existing customer base includes, but is not limited to, the following customers:

1)	United States Government (NASA, the U.S. Departments of Energy, Defense and Homeland Security, and military branches including the Army and Navy)
2)	Probe Technologies Inc.
3)	AML Inc.
4)	Carpert Electronics Inc.
5)	NPI Technologies Inc.
6)	Stresstest Inc.
7)	Compass Instruments Inc.
8)	BCP Systems Inc.
9)	Liberty Electronics Inc.

Revenue and Profit forecasts for 2012-2014

Vyrian’s annual revenue goal is $8 million (with a gross margin of 70%) by December 2014. Vyrian is already on a steady growth track to achieve these results. Please refer to Figures 2-4 for Vyrian’s projected growth trends for 2012-2014.

USA Division 10101 Southwest Freeway Suite 400 Houston, TX 77074
Your World. Integrated.

Figure 2 (below)- 2012 Revenue and Gross Profit Forecast

Figure 3 (below)- 2013 Revenue and Gross Profit Forecast

Figure 4 (below)- 2014 Revenue and Gross Profit Forecast

USA Division 10101 Southwest Freeway Suite 400 Houston, TX 77074
Your World. Integrated.

Enterprise Software Solutions
Vyrian’s Enterprise Software Solutions division provides adequate diversification for its growing electronics business. The planned flagship product, eInterview, will be released to the market within six months of acquiring dedicated funding for the venture. E-Interview is a proprietary web-based, software tool that will revolutionize the talent acquisition/hiring industry by allowing Vyrian’s clients to interview prospective applicants in real-time through its secured web interface. The company will continue to build a team of professionals with relevant software/hardware development skills, database development experience, and marketing expertise to drive our ESS product development and promotion efforts.

ESS Products and Services
Vyrian, Inc. is actively engaging in research and development efforts for a variety of independent software tools for business clients. These software solutions have the potential to substantially improve the state of the art in today’s technology market, ensuring steadily increasing income revenue as market reach expands. Vyrian will employ a combination of revenue-generating methods including, but not limited to offering membership subscription packages for business clients and/or assessing nominal fees for placing job postings, accessing proprietary software tools and data storage, and other value-added services such as targeted ads and email recruitment campaigns). Vyrian will also offer fee-based advertising spots to clients on the website to increase their marketing outreach and presence.

eInterview
The United States Department of labor projects that the recruiting industry will increase by more than 22% by 2018. Vyrian’s eInterview product, which is currently under development, is a proprietary web-based, software tool that will revolutionize this rapidly evolving industry. The eInterview software package allows clients to interview prospective applicants in real-time through Vyrian’s secured web interface. Clients can then store the live interview feeds in a database hosted and maintained for them by Vyrian for future recall and review. The eInterview software tool offers incredible rewards for both applicants and hiring personnel. Job applicants are able to present a multidimensional application package that gives them an edge over traditional, 2-D “pen and paper” applicants, and prospective employers are able to walk away with a personal impression and connection to their future hires. Every organization wants to attract and retain the most qualified employees— Vyrian’s eInterview product can facilitate this connection.

Vyrian’s competitive advantage over similar market competitors includes:

•	Innovative, first-to-market concept

USA Division 10101 Southwest Freeway Suite 400 Houston, TX 77074
Your World. Integrated.

•	Massive customer base potential with extremely high diversification
•	Simple system design utilizing existing technology
•	Low maintenance software and interface with high profitability
•	“Interview Memory” technology (live video recall, storage and sharing capabilities)
•	Substantial cost savings for employers who save time and money on the personnel interviewing process
•	Video capabilities give job seekers a leg up over their peers in the market

ESS Sales Strategy
Vyrian intends to employ a variety of sales strategies to capture its ESS business customers.

For the company’s eInterview product, direct marketing via live presentations and demonstrations to staffing firms will be the primary means of market penetration. Vyrian will also utilize large marketing subcontractors to attract the business of headhunting firms in North America and Europe. We estimate that business from these firms will be substantial because staffing firms generally already have established client lists and are always looking for new talent to present. Vyrian will also generate in-house leads and identify other prospective corporate clients by tracking their activity on established employment portals and search engines. Client referrals to Vyrian and repeat business from established accounts will create demand for our product that we project may increase our revenues by more than 80 percent annually.

The keys to success with new eInterview product:
•	Maintain eInterview database with relevant applicant profiles, job postings and leads.
•	Maintain and update eInterview’s features to meet customers’ expectations
•	Control product development and design costs while optimizing marketing expenditure
•	Establish and maintain working relationships with professional staffing associations, staffing companies and employers in the U.S.
•	Establish post-development marketing outreach strategy to expand our reach and client base

ESS Long-Term Plan
Vyrian will continue to identify areas of opportunity for its family of software products. Long-term strategic goals include expansion into the international marketplace after U.S. sales are cemented with a permanent client base.

USA Division 10101 Southwest Freeway Suite 400 Houston, TX 77074
Your World. Integrated.

eInterview
After penetrating domestic markets with the eInterview tool, we will leverage the existing relationships we hold with our client base in the United States to enter the international marketplace. Vyrian will also market its eInterview products to colleges, universities, and internship/co-op organizations to support their recruitment efforts.

Datasure Database Storage Solution
A second cutting-edge software innovation that is currently under development is Datasure, our niche database backup and storage solution. This solution may be integrated in whole or in part into the eInterview program, and will be marketed more generally once the eInterview product is launched.

USA Division 10101 Southwest Freeway Suite 400 Houston, TX 77074
Your World. Integrated.

MARKETING PLAN (ESS)

Vyrian, INC.
525 N. Sam Houston Parkway E., Suite 330
Houston, Texas 77060

I. MARKET ANALYSIS

A. Target Market
1. We will be selling primarily to:

Market	% of Business
Staffing Firms	25%
Employers	40%
Advertisers	35%

2. We will be targeting customers primarily by geographical region. a. Geographic areas: the U.S. market will be penetrated initially, followed by European and additional international markets. The U.S. market focus will remain primarily on large urban centers and hubs where the job market is especially thriving.

b. Our target industry will be all advertisers, staffing companies and employers involved in talent acquisition and recruitment. We will also target job seekers in this industry to supply our database.

B. Competition
1. Competitors: Competition in this area is minimal because there are currently no major services offering this unique software system. Our software will enable employers, colleges, government agencies, etc. to efficiently make hiring decisions using our unique “interview memory” technology that allows live interviews to be recalled, stored and shared. Prospective employers can view candidate profiles, search, recall and share the live interviews they’ve recorded, and compare data among potential hires. No other software platform gives hiring professionals greater flexibility and control over the hiring process.

Why use eInterview?
The real question is, “Why not?”

USA Division 10101 Southwest Freeway Suite 400 Houston, TX 77074
Your World. Integrated.

We offer one service that no other talent recruiting or employment agency offers: the ability to see “live interviews” with each prospective candidate. Resumes come to life with eInterview. Companies can assess the overall demeanor of a candidate, watch how potential employees respond to questions, and gauge their reactions to mock situations that may occur on the job—all without a single travel arrangement being made. Vyrian’s eInterview will revolutionize the antiquated method of interviewing for a job using boring, white paper and an expensive onsite visit with a modern, innovative software suite that saves both time and money. No more paper shuffling—Vyrian brings back the human touch.

2. Market Competitiveness

High
Medium X
Low

3. Strengths and Weaknesses

Strengths	Weaknesses
Method not currently available in industry	Webcam requirement

Proprietary method	Lack of market brand recognition
Cost Effective
Ease of Use

II. PRODUCT OR SERVICE ANALYSIS

A. Product Description
1. Companies in the U.S. and abroad face a similar dilemma: With the growing number of qualified and overqualified job applicants entering the market each year, getting the right applicant for the particular opening can be daunting. Traditional paper resumes and applications rarely bring out the key communication skills, disposition and nuances that are required to perform most jobs well— and hundreds of dollars can be a wasted running monthly job ads just to generate sheets of paper.

Face-to-face interviewing is the preferred interviewing method because it presents the most accurate and thorough overview of a candidate. A real person is connected with his or her sheets of paper, and applicants can tap into skillsets that do not translate well on paper. Unfortunately, face-to-face interviews drain both financial

USA Division 10101 Southwest Freeway Suite 400 Houston, TX 77074
Your World. Integrated.

and time resources away from businesses looking to hire—and such interviewing techniques are rarely scalable. Businesses may be left to pay for travel, food and lodging expenses—or dedicate precious man hours from current employees on the job, to review candidates who looked great on paper but lacked substance. Businesses require a solution that helps them make human connections with applicants, quickly, without expending their own limited human resources and capital. Vyrian’s eInterview software is a viable solution to this labor recruitment problem for both job applicants and their future employers.

eInterview, is a novel candidate interviewing tool designed to support human resources and admissions personnel at staffing agencies, internal staffing departments within small, medium and large business concerns, government agencies, and post-secondary educational institutions. On the applicant end, eInterview provides talented jobseekers an opportunity to expand the reach and impact of their resumes.

The flagship eInterview program suite will vastly improve how human resources professionals and hiring agents conduct interviews in the future. Interviews are conducted through the eInterview website in a seamless cloud-based platform for both employers and applicants. The eInterview program stores applicant interviews from each client’s hiring campaign in a database that can be accessed through eInterview’s secured website. This web-based experience streamlines the hiring process for busy hiring professionals and allows integrated teams to review applicant interviews on demand 24 hours a day, 7 seven days a week—just as if the applicant had come into the office. The ability to record and save each interview creates numerous corporate advantages such as allowing hiring professionals to capture and share small details from interviews with key staff members who may be central decision makers for filling that particular disposition or role at the company, but who may have not been available to attend the actual interview session. Human resources departments may even be able to use the video recordings for staff training purposes and to help identify “what’s working and what’s not” with their own interviewing style.

Affiliated employers and hiring institutions will be charged a nominal fee to post jobs and to access the database of current resumes and interviews for their positions. Internet advertising will be sold to provide additional streams of revenue for the site.

B. The Market
Today’s labor market is more complex than ever. The employment industry in the United States has recently experienced rapid growth, particularly in the number of available, highly qualified job candidates on the market. Landing an interview is a crucial first step in securing employment. With the unemployment rate still high

USA Division 10101 Southwest Freeway Suite 400 Houston, TX 77074
Your World. Integrated.

and competition for limited opportunities growing fiercer, applicants are looking for new, innovative ways to make a remarkable impression and get their proverbial “foot in the door.” Similarly, businesses and hiring agencies in this economic environment need help navigating and screening the overwhelming supply of well-qualified candidates for their openings. Vyrian’s eInterview web-based platform is a ready solution for these labor market challenges. As “the cloud’s” influence over the ways businesses are able to store and archive important documents increases, technologies like eInterview will continue to be in demand.

III. MARKETING STRATEGIES - MARKET MIX

A. Image
eInterview is an easy to use and unique interviewing method for businesses of all sizes. VYRIAN’s web-based platform will allow clients to substantially reduce and reallocate the manpower associated with interviewing potential employees.

B. Features
Our product will emphasize the following features:

a.	“Interview Memory” technology- the ability to store web-based video interviews for future recollection.
b.	Video sharing and storage capabilities
c.	Simple user interface
d.	Competitive Pricing
e.	Easy scalability and seamless back-end management of operations
f.	Revolutionizes the state of the art

C. Pricing
Since eInterview is a revolution in the manpower industry, we will utilize a premium pricing strategy. We will implement a tiered pricing structure that will be commensurate with the size and hiring needs of the client. Vyrian will maintain its economic advantage for single users who would like to be part of the general eInterview candidate database by offering this service free of charge.

D. Customer Services
1. Vyrian’s eInterview provides the following services:

a.	Secure data storage for recalling video interviews
b.	Customer telephone hotline for technical difficulties
c.	Email service with 24/7 response guarantee
d.	Instant chat support capabilities

2. Sales/credit terms:
a.	All invoices will be paid immediately at the website via credit card merchant services.

USA Division 10101 Southwest Freeway Suite 400 Houston, TX 77074
Your World. Integrated.

3. Advertising and Promotion

a.
Vyrian’s eInterview advertising and promotion strategy will emphasize the revolutionary position of this product as a game changer that will improve the way that businesses acquire and hire talent in the future.

b.	We will use direct mail, corporate contacts, trade associations and networks, and the Internet as advertising and promotional sources.

c.	End customers will be the most effective sales force. The eInterview hiring tool will benefit greatly from word-of-mouth referrals and testimonials.

Online Advertising
Vyrian’s eInterview product webpage will be highly monetized to take full advantage of its expected high traffic volume. We will offer banner advertising on eInterview’s landing page for $1500 per month. Inner page ads will be offered for $500-$1200 per month depending on desired page placement. Targeted email campaigns for clients will be offered at $500 per campaign.

USA Division 10101 Southwest Freeway Suite 400 Houston, TX 77074
Your World. Integrated.

elnterview Revenue Strategy

Employer Site Access Data Fees
Vyrian Software, INC. will employ three revenue generating strategies for its eInterview web-based software suite. Clients will be offered database access, job posting privileges, and online advertising spots for a nominal fee.

Database Access
The eInterview database has three access categories that are determined by the number of employees at the concern. Database access categories include: small business, medium-large business and government business. Each access category places a predefined upper limit on the number of new applicant profiles that the company is allowed to view each day and the number of completed video interviews that can be saved within their profile. eInterview contracts can be entered into as short term (14 days) or long term arrangements (annual renewal). The fee schedule is as follows:

	Small Business	Medium- Large	Government
Contract Duration	Clients	Business Clients	Clients
	(<50 employees)
14 days	$495	$2050	TBD
30 days	$795	$3800	TBD
90 days	$2175	$3820	TBD
180 days	$3360	$6200	TBD
1 Year	$4800	$7650	TBD

Job Postings
The eInterview website will be an attractive, easy-to-use platform for employers and recruiters to post jobs and candidates to search for and apply for them.
Fee Schedule: eInterview
charges employers a nominal fee for each job posting and offers discounts on bulk purchases.

Listings	Fee
1	$350
2-3	$315
4-5	$280
6-11	$270
12-17	$260
18-24	$235
25-49	$195
50-75	$140

USA Division 10101 Southwest Freeway Suite 400 Houston, TX 77074
Your World. Integrated.

Planned Capitalization, Desired Funding & Use of Proceeds

Planned Capitalization—Desired Funding—Use of Proceeds
The Company is seeking $500,000 in first round financing, in the form of a reverse merger acquisition to fund the development and implementation of the software and website. The Company intends to use the proceeds from equity investments as follows:

Use of Proceeds

GROSS OFFERING	$500,000
NET PROCEEDS	$500,000

PLANNED USES

CAPTIAL
EXPENDITURES
Computer Equipment	$25,000
Software/Website	$50,000
Development
Furniture and Fixtures	$5,000

Total Proceeds for capital expenditures	$80,000

WORKING CAPITAL
Salaries and wages	$197,200
Lease	$15,000
Professional services
(Attorney, Web Host,
Patent)	$35,000
Travel	$20,000
Advertising	$170,000

Total Proceeds for working capital	$437,200

Reserve	$62,800

TOTAL PROCEEDS	$500,000

USA Division 10101 Southwest Freeway Suite 400 Houston, TX 77074
Your World. Integrated.

Risk Factors

There are certain risks that the company’s executive management project may be applicable to the company and the related industries in which it operates. Should of these events, or combination of events, occur— the company may experience a change in liquidity, access to capital markets, organizational structure and/or operating conditions. There may also be additional risks that are not presently known but may arise during the due course of business. The company also notes that negative changes or fluctuations in the general condition of the industry, global economic climate and capital markets which may arise due to economic downturn, inflation or depression may also adversely affect the company, its suppliers and others in the industry.

Natural Competition

The competitive forces that the company faces could have an adverse effect on overall business. The ECD and ESS business divisions are in very competitive markets and subject to rapid technological changes. Not only does the company compete with other distributors for new accounts, but it also competes for customers with many of its own suppliers. Additional competition may also emerge from newer emerging markets in India or China. The company’s efforts to compete in the marketplace could affect its business, forecast and prospects.

Supplier rapport is very important. The company must maintain good relationships with its suppliers or the company’s business could be adversely affected. The company’s inventory is purchased from suppliers who also distribute electronic components in adjacent markets. Supplier relationships must be maintained in order to ensure that Vyrian’s products and services are delivered on time and all inventory remains updated and well managed.

Quality Control

The third party products that Vyrian procures and brokers may be found to be defective which may require warranty. Furthermore, products that do not meet specific quality control metrics may result in product liability claims against the company.

Expansion

When Vyrian makes key acquisitions, which are needed for expansion into developing, international markets, it may take on additional liabilities or not be able to successfully integrate such acquisitions. Undoubtedly, there are risks that come with growing larger. Acquisitions involve a number of risks inclusive of unanticipated costs, liabilities and unforeseen regulator claims. Management integration, loss of key employees and negative effect on existing customers and supplier relationships may also adversely affect the company’s business.

USA Division 10101 Southwest Freeway Suite 400 Houston, TX 77074
Your World. Integrated.

Disruptive Technology

The ESS business division is launching eInterview, an innovative yet potentially disruptive technology to the market place. While there is great potential for success with this new approach to the talent acquisition, it may not merge well into current the market place. ESS also faces time-to-market pressures that may adversely affect the forecast and overall business.